SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


                                 FINAL AMENDMENT


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     ROBECO-SAGE TRITON MASTER FUND, L.L.C.
                                (Name of Issuer)

                     ROBECO-SAGE TRITON MASTER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                     Robeco-Sage Triton Master Fund, L.L.C.
                     c/o Robeco Investment Management, Inc.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131


                                 March 30, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
i-Normal

                            CALCULATION OF FILING FEE


  Transaction Valuation: $22,000,000.00 (a) Amount of Filing Fee: $1,227.60 (b)

1. Calculated as the aggregate maximum purchase price for Units.

2. Calculated at $ 55.80 per $1,000,000 of the Transaction Valuation.

   [ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   [ ]   Amount Previously Paid:  ___________________________

   [ ]   Form or Registration No.:  ___________________________

   [ ]   Filing Party:  ______________________________________

   [ ]   Date Filed:  ________________________________________

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ]   third-party tender offer subject to Rule 14d-1.

   [X]   issuer tender offer subject to Rule 13e-4.

   [ ]   going-private transaction subject to Rule 13e-3.

   [ ]   amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 30, 2009 by Robeco-Sage Triton Master Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $22,000,000 of units of interests in the Fund ("Units") as of June 30, 2009, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 30, 2009.

                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on April 24,
2009.

         2. $9,100,000 of Units were tendered prior to the expiration of the Offer and accepted for repurchase and paid by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         ROBECO-SAGE TRITON MASTER FUND, L.L.C.

                                         By: /s/ Timothy J. Stewart
                                            ------------------------------------
                                            Name:   Timothy J. Stewart
                                            Title:  Principal Manager
August 21, 2009